                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                                METROCALL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  591 647 10 2
                                 (CUSIP Number)

                                UBS CAPITAL LLC
                                299 PARK AVENUE
                            NEW YORK, NEW YORK 10171
                            ATTN: MR. MICHAEL GREENE
                                 (212) 821-6380
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   COPIES TO:

                               NANCY FUCHS, ESQ.
                  KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                425 PARK AVENUE
                           NEW YORK, NEW YORK  10022
                                 (212) 836-8000

                              February 10, 2000
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.





                                                              Page 1 of 7 pages.
                                                        Exhibit Index on page 7.

                                  SCHEDULE 13D
CUSIP NO. 591 647 10 2                                        Page 2 of 7 Pages

-------------------------------------------------------------------------------
                         NAMES OF REPORTING PERSONS
                         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1
                         UBS Capital LLC
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                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                         (SEE INSTRUCTIONS)                        (A) [ ]
  2                                                                (B) [ ]

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                         SEC USE ONLY
  3
-------------------------------------------------------------------------------
                         SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4

-------------------------------------------------------------------------------
                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)       [ ]
  5
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                         CITIZENSHIP OR PLACE OF ORGANIZATION
  6
                         Delaware
-------------------------------------------------------------------------------
                         SOLE VOTING POWER
                     7   51,280 shares of Common Stock, including
                         options to acquire 37,000 shares of
   NUMBER OF             Common Stock
     SHARES        ------------------------------------------------------------
  BENEFICIALLY           SHARED VOTING POWER
    OWNED BY         8     -0-
      EACH         ------------------------------------------------------------
    REPORTING            SOLE DISPOSITIVE POWER
     PERSON          9   51,280 shares of Common Stock, including
      WITH               options to acquire 37,000 shares of
                         Common Stock
                   ------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                     10    -0-
-------------------------------------------------------------------------------
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                         REPORTING PERSON
  11                     51,280 shares of Common Stock, including
                         options to acquire 37,000 shares of
                         Common Stock
-------------------------------------------------------------------------------
  12                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES (SEE INSTRUCTIONS)          [ ]
-------------------------------------------------------------------------------
  13                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         Approximately .12% (based on 41,901,908 shares
                         outstanding on November 2, 1999)
-------------------------------------------------------------------------------
                         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
  14
                         OO
-------------------------------------------------------------------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended to read as follows:

                 (a) UBS is the beneficial owner of 51,280 shares of Common Stock, including options to acquire 37,000 shares of Common Stock, or approximately .12% of the issued and outstanding shares of common stock of the Issuer as of November 2, 1999. The Warrants are exercisable at any time through and including November 15, 2001. The options are excercisable at any time.

                 The Preferred Shares held by UBS are convertible into shares of Common Stock commencing on November 15, 2001 or upon the occurrence of certain change of control events. See Exhibit 2. Accordingly, UBS is not currently the beneficial owner of shares of Common Stock which it may receive upon conversion of Preferred Shares.

                 (b) UBS has the sole power to vote the 14,280 shares currently owned by it. Upon exercise of the options, UBS will have the sole power to vote the 37,000 shares acquired thereby. Prior to exercise, the options are not accorded any voting rights.





                                                              Page 3 of 7 pages.

                 (c) During the past sixty (60) days, UBS has engaged in the following transactions in shares of Common Stock:

                           Amount of Shares
 Date of Transaction    of Common Stock Involved     Price Per Share
 -------------------    ------------------------     ---------------

     2/10/00                 360,000                    $11.31

     2/11/00                 610,365                    $10.35

     2/16/00                 620,000*                   $ 8.06

     2/17/00                 450,000*                   $ 8.11

     2/18/00                  18,640*                   $ 8.50





----------------------------------

* Acquired upon exercise of warrants to purchase shares of Common Stock purchased as part of Units purchased from the Issuer in a private transaction and previously reported on Schedule 13D filed with the Securities and Exchange Commission on December 27, 1996.


                                                              Page 4 of 7 pages.

                 All transactions involved sales of shares of Common Stock on the Nasdaq Small Cap Market. Such purchases of Common Stock were made by Warburg Dillon Read LLC, as agent for UBS, and do not include commissions paid by UBS.

                 Except as set forth above, neither UBS nor, to the best knowledge of UBS, any person identified in Item 2, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

                 (d) To the best knowledge of UBS, no person other than UBS or Union Bank of Switzerland has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock or the shares of Common Stock issuable upon exercise of the Warrants or the options.

                 (e) On February 10, 2000, UBS ceased to be the beneficial owner of more than 5% of the Common Stock.





                                                              Page 5 of 7 pages.

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 18, 2000

                                        UBS CAPITAL LLC

                                        By: /s/ Charles J. Delaney
                                           -------------------------------------
                                           Name:  Charles J. Delaney
                                           Title: by Power of Attorney

                                        By:   /s/ Marc Unger
                                           -------------------------------------
                                           Name:  Marc Unger
                                           Title: by Power of Attorney





                                                              Page 6 of 7 pages.

                               Index to Exhibits


EXHIBIT                                                      PAGE NO. IN
-------                                                      SEQUENTIAL
                                                             NUMBERING SYSTEM
                                                             ----------------

1. Unit Purchase Agreement dated as of November 15, 1996 among the Issuer, UBS and Certain Other Purchasers*

2. Certificate of Designation, Numbers, Powers, Preferences and Relative, Participating, Optional and Other Rights of Series A Convertible Preferred Stock of the Issuer*


3. Warrant Agreement dated as of November 15, 1996 between the Issuer and The First National Bank of Boston, Warrant Agent*

4. Registration Rights Agreement dated as of November 15, 1996 between the Issuer, UBS and the other Purchasers identified therein*

5.       Power of Attorney



----------------------------------

* Incorporated by reference to the Issuer's Current Report on Form 8-K pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, filed as of November 21, 1996.



                                                              Page 7 of 7 pages.